July 14, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K filed December 4, 2009
Form 8-K filed March 4, 2010
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company”, “PDI” or “we”), I am writing in response to the comments made by the Securities and Exchange Commission (the “SEC” or “Commission”) staff (the “Staff”) in its letter dated June 30, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“Form 10-Q”), the Company’s Current Report on Form 8-K dated December 4, 2009 and the Company’s Current Report on Form 8-K dated March 4, 2010.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
We note that you have included on the facing page of the Form 10-K, and your other Exchange Act Reporting documents the file number 0-24249 when the file number currently indicated in EDGAR is 333-46321. Please tell us why you believe it is appropriate to use a file number that is different from the one currently indicated in EDGAR.

Response:

In response to the Staff’s comment regarding the file number included on the facing page of our Exchange Act Reporting documents, it is our understanding that registration statements under the Securities Act of 1933 (the “Securities Act”) are assigned file numbers beginning with “333” while filings under the Securities Exchange Act of 1934 (the “Exchange Act”) are assigned file numbers beginning with “0”.

The Company’s Form S-1 for its initial public offering (originally filed on February 13, 1998) was assigned file number 333-46321. The Company’s registration under the Exchange Act on Form 8A (filed on May 13, 1998) was assigned file number 0-24249.  All of the Company’s subsequent Exchange Act filings through a Form 8-K filed on May 26, 1999 were filed under file number 0-24249.  For some reason, after that date, all of the Company’s Exchange Act filings were filed under the Form S-1 file number (333-46321).  This was a mistake.  Each of these filings should have been filed under the Company’s Exchange Act file number (0-24249).

The Company has resolved the issue with EDGAR online support personnel and will file all future Exchange Act filings under its Exchange Act file number: 0-24249.

Item 1. Business, page 5

2.
You disclose that Pfizer Inc. and Roche Laboratories Inc. accounted for approximately 42% and 16.5%, respectively, or approximately 58.5% in the aggregate, of your revenue for the year ended December 31, 2009. Please tell us what consideration you have given to disclosing the material terms, if any, of your contractual arrangements with these significant customers that deviate from your standard agreements which you describe on page 7, including the term of the agreement and preferential pricing terms or incentives that may be derived by the counterparty. In addition, given that more than half of your revenues for 2009 were generated by these two customers, it appears that you may be substantially dependent on the related customer contracts. Please file the agreements as exhibits to the Form 10-K. Alternatively, provide us with a detailed analysis as to why you believe the agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

In response to the Staff’s comment regarding the considerations given to disclosing the material terms of our contractual arrangements with these significant customers, we note that our agreements with these customers were entered into in the ordinary course of business as they were contract sales force agreements serviced through our core business segment (Sales Services) and the terms of the agreements with these customers were substantially consistent with the terms that are included in the Company’s standard Sales Services agreement. In addition to this we note that:

(i)
an overview of the material terms of the Company’s standard Sales Services agreement is set forth under “Item 1 – Reporting Segments and Operating Groups” and “Item 1 – Contracts” in its Form 10-K; and

(ii)	the Company issues a press release for each significant new business win or contract extension, thus making public the material terms of the arrangement including but not limited to:

a.	the general size and industry of the customer (such as “a top-five pharmaceutical company”);

b.	the term of the engagement; and

c.	the anticipated revenue to be earned from each arrangement during the term of the engagement.

In regards to the Staff’s request that the Company file the aforementioned agreements as exhibits to its Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, we:

(i)
make reference to the considerations discussed in the preceding paragraphs, whereby we note that these contracts are consistent with those that ordinarily accompany the kind of business conducted by the Company; and

(ii)
have concluded that the Company does not meet the description of “substantially dependent” with regard to either one of these customers as the loss of either customer would not fundamentally affect the nature or structure of the Company’s business. This conclusion is supported by the variable nature of the Company’s customer base.  In particular, as disclosed in the Form 10-K, its contract sales force agreements are generally short-term in duration and are terminable by the customer for any reason (upon the customer providing prior written notice up to 90 days in advance), whereby creating an environment in which our customer base is constantly evolving. This is evidenced by the composition of the Company’s largest customers over the most recent five fiscal years (2005 through 2009), as presented in the Company’s Form 10-K for the fiscal years ended December 31, 2009, 2008 and 2007. Accordingly, our significant customer list for fiscal years 2005 and 2006 differed in its entirety when compared to this list for fiscal years 2007, 2008 and 2009. Furthermore, we make reference to the Company’s press release dated June 8, 2010 where we have disclosed the material terms of a significant business win with a new customer, which we anticipate will result in the generation of more than 10% of our annual revenue for both fiscal years 2010 and 2011, thus adding this company to our list of significant customers for both years and again altering the constantly evolving composition of this list.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Intangibles and Other Long-Lived Assets, page 22

3.
To the extent that the Pharmakon reporting unit, after recording impairments of goodwill and intangible assets in 2009, has an estimated fair value that is not substantially in excess of its carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings, including filings on Form 10-Q:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value please disclose this determination in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the SEC Release No. 33-8350.

Response:

We respectfully acknowledge the Staff’s comment related to our Critical Accounting Policies disclosure and, accordingly, will incorporate the following disclosures in the Company’s future filings where appropriate:

As a result of performing our annual impairment review (performed each year as of December 31) the fair value of the Pharmakon reporting unit was below its carrying value including goodwill, and accordingly, we recognized an $8.5 million impairment charge during the fourth quarter of 2009. Subsequent to this impairment charge, the fair value of the Pharmakon business unit was equal to its carrying value at December 31, 2009.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the pharmaceutical industry; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill, long-lived assets and our consolidated financial results.

While we use available information to prepare our estimates and to perform impairment evaluations, actual results could differ significantly from these estimates or related projections, resulting in additional impairment and losses related to recorded goodwill or long-lived asset balances.

Upon performing our annual impairment review, we will update this disclosure to include the percentage by which the fair value of the Pharmakon reporting unit exceeds its carrying value, if the carrying value is at risk of impairment. Alternatively, if the fair value significantly exceeds the carrying value, we will disclose this determination. As of March 31, 2010, the Company had not identified any indicators of additional impairment related to the goodwill associated with the Pharmakon reporting unit.

Consolidated Results of Operations, page 25

4.
In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, your disclosure on page 26 indicates that the decrease in Sales Services revenue was “primarily” due to a reduction in sales force engagements but was also impacted by new contracts and expansions of existing contracts as well as other offsetting factors but you give no indication as to the relative impact of each factor. Where a material change is attributed to two or more factors, including any offsetting, the contribution of each identified factor should be described in quantified terms. Please tell us how you considered Section III.D of SEC Release No. 33-6835.

Response:

We respectfully acknowledge the Staff’s comment and advise that in the Company’s future quarterly and annual filings, beginning with the filing of the Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will quantify the sources of material changes and any offsetting factors in our discussion of the results of operations.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Controls and Procedures

Evaluation of disclosure controls and procedures, page 19

5.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Tell us, if true, and revise future filings to state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please include the appropriate disclosure or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of the Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

We have reviewed the disclosure requirements of Section II.F.4 of SEC Release No. 33-8238 Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports and will revise the Controls and Procedures disclosure in our future periodic report filings, beginning with the upcoming filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010, to comply with this guidance and the Staff’s comment.  The Company’s revised disclosure will read as follows:

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this Quarterly Report on Form 10-Q. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, management is required to apply its judgment in evaluating the benefits of possible disclosure controls and procedures relative to their costs to implement and maintain.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Additionally, we confirm that our principal executive officer and principal financial officer concluded as of March 31, 2010 that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we filed or submitted under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

Form 8-K filed December 4, 2009

6.
We note that you filed an Item 1.01 on Form 8-K disclosing that you entered into an amendment to a sublease dated November 25, 2009 with American Tack & Hardware Co, Inc. to extend the term of the sublease for a property in Saddle River, NJ. However, it appears that you indicated November 30, 2009 as the date of the earliest event reported, though the significance of this date is not apparent. Given that an Item 1.01 8-K must be filed within four business days after occurrence of the event, please tell us how you determined that November 30, 2009, and not November 25, 2009, the amendment date, is the date of earliest event period.

Response:

As a requirement of the First Amendment to Sublease (the “First Amendment”) between PDI, Inc. (the “Sublandlord”) and American Tack & Hardware Co., Inc. (the “Subtenant”) to extend the original sublease agreement, Section 15 Effectiveness: Termination of the First Amendment stated that “this First Amendment becomes effective only upon execution and delivery thereof by Sublandlord and Subtenant, and the delivery thereof of the written consent of Prime Landlord to the terms and conditions of this First Amendment (the “Prime Landlord Consent”).” We note that the Prime Landlord Consent was provided by the Prime Landlord on November 30, 2009. Therefore, although the term of the sublease is considered to have begun on November 25, 2009, we considered the date of the earliest event reported to be November 30, 2009, which is the date that all legally binding terms of the First Amendment were met and the First Amendment was, on its face, considered to be a binding agreement between the parties.

As such, we are still of the belief that November 30, 2009 represents the earliest event date in regards to reporting the agreement in a Current Report on Form 8-K, however, do concede that the language provided by the Company in Item 1.01 on Form 8-K is ambiguous and confusing when compared with the earliest event date as submitted. In the end, we feel that an amendment to our Form 8-K to clarify the difference of these dates would be inconsequential to the reader and provide little additional value to the original Form 8-K filing, but will accommodate filing an amendment if so requested by the Staff.

Form 8-K filed March 4, 2010

7.
We note the “Summary of Consolidated Statements of Operation – Adjusted Basis” included in your press release. We believe that this non-GAAP operating statement conveys undue prominence to statements based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We respectfully acknowledge the Staff’s comment regarding the rules for non-GAAP disclosures and note that significant consideration was given to these rules prior to the filing of the Company’s Form 8-K on March 4, 2010.  The Company chose to present both GAAP and non-GAAP results, including GAAP and non-GAAP operating statements, in its report in order to more accurately reflect the ongoing operations of PDI. The Company was extremely careful and thoughtful in how it prepared the content and flow of information, so that such information would be presented in the most effective and appropriate manner, and provide the reader with a fair presentation of PDI’s GAAP and non-GAAP financial results without misleading investors. Additionally, it was the Company’s intent to avoid conveying undue prominence to the non-GAAP operating statement by preparing its report to include the following considerations:

•	The Company displayed first in the report its GAAP basis results, including the GAAP operating statement, with the intent of giving prominence to these figures over all others;

•
The Company explained in detail the purpose of the non-GAAP measures and the basis with which management of the Company utilizes them, as described in the paragraph immediately preceding the “Summary of Consolidated Statements of Operations – Adjusted Basis” table;

•
The Company included statements, provided in the first paragraph of Exhibit A, that non-GAAP results are not in accordance with, or a substitute for, GAAP results, and that investors should consider the limitations of non-GAAP measures and evaluate them in conjunction with GAAP results; and

•	The Company provided a GAAP to non-GAAP reconciliation of all key financial measures, as displayed in Exhibit A.

8.
We note that the “adjusted basis” amounts are not referred to as non-GAAP measures in your narrative discussion. In future filings, please clearly label these amounts as “non-GAAP” rather than “adjusted basis”.

Response:

We respectfully acknowledge the Staff’s comment regarding the rules for non-GAAP disclosures and note that significant consideration was given to these rules prior to the filing of the Company’s Form 8-K on March 4, 2010. Upon the filing of its Form 8-K it was the Company’s belief that it had complied with the disclosure requirements related to non-GAAP measures by defining all “Adjusted Basis” items as being “non-GAAP”, however, we will revise such disclosures in our future filings by removing all references to “Adjusted Basis” and replacing them with the description “non-GAAP”.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (phone: (862) 207-7832; facsimile: (862) 207-7899; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer